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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SAVIA, S.A. DE C.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

NOT APPLICABLE

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No.

1.	Name of Reporting Person: Alfonso Romo Garza		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 166,984,120 A Shares

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 166,984,120 A Shares

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 166,984,120 A Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 35.73%

12.	Type of Reporting Person: IN

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13G

Item 1.
	(a)	Name of Issuer:
The Schedule 13G relates to Savia, S.A. de C.V. (the "Company").
	(b)	Address of Issuer’s Principal Executive Offices:
The Company maintains its principal executive offices at Rio Sena No. 500 Pte., Colonia del Valle, San Pedro Garza Garcìa, N.L., Mexico 66220.

Item 2.
	(a)	Name of Person Filing:
The Schedule 13G is filed by Mr. Alfonso Romo Garza.
	(b)	Address of Principal Business Office or, if none, Residence:
The principal business office of Mr. Alfonso Romo Garza is Pulsar Internacional,
S.A. de C.V., Edificio Torre Alta, Ave. Roble No. 300, Mezzanine, Colonia Valle del
Campestre, Garza Garcia, N.L., Mexico 66265.

	(c)	Citizenship:
Mr. Alfonso Romo Garza is a citizen of the United Mexican States.
	(d)	Title of Class of Securities:
The Schedule 13G relates to shares of Class I Series A Common Stock, without par value, of the Company (the "A Shares").
	(e)	CUSIP Number:[1]
Not applicable.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.[2]
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 on Page 2 of the Cover Page.
(b) Percent of class: See Item 11 on Page 2 of the Cover Page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See Item 5 on Page 2 of the Cover Page.
(ii) Shared power to vote or to direct the vote:
None.
(iii) Sole power to dispose or to direct the disposition of:
See Item 7 on Page 2 of the Cover Page.
(iv) Shared power to dispose or to direct the disposition of:
None.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Alfonso Romo Garza
Name:	Alfonso Romo Garza

Footnotes:

1 American Depositary Receipts ("ADRs") of the Company, each representing four Ordinary Participation Certificates ("OPCs") representing financial interests in, and limited voting rights with respect to, one A Share, have been issued CUSIP Number 292449105. The A Shares of the Company beneficially owned by Mr. Alfonso Romo Garza filing this Schedule 13G are owned by Mr. Alfonso Romo Garza and not through the ownership of OPCs or ADRs, except that from time to time certain of the A Shares beneficially owned by Mr. Alfonso Romo Garza are converted into the form of ADRs.

2 The A Shares beneficially owned by Mr. Alfonso Romo Garza include A Shares owned personally, A Shares owned by companies wholly-owned by Mr. Alfonso Romo Garza, and A Shares owned by companies controlled directly or indirectly, by Mr. Alfonso Romo Garza. This Form 13-G does not include A Shares which are held from time to time in a proprietary trading account of Vector Casa de Bolsa, S.A. de C.V., a broker-dealer, or owned by a mutual fund in Mexico managed by Vector Casa de Bolsa, S.A. de C.V. Mr. Alfonso Romo Garza controls Vector Casa de Bolsa, S.A. de C.V.

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